Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-267431

September 15, 2022

$650,000,000 4.625% Notes due 2033

(the “Notes”)

FINAL TERM SHEET

September 15, 2022

Issuer:	Prologis, L.P.
Expected Ratings:*	A3 Stable (Moody’s) / A Stable (S&P)
Size:	$650,000,000
Trade Date:	September 15, 2022
Settlement Date:	September 20, 2022 (T+3)
Maturity Date:	January 15, 2033
Coupon:	4.625% per annum, payable semi-annually
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2023 (short first coupon)
Price to Public:	99.665% of the principal amount, plus accrued interest from September 20, 2022, if any
Underwriting Discount:	0.450%
Net Proceeds, Before Expenses, to Issuer:	$644,897,500
Spread to Benchmark Treasury:	+ 122 basis points
Benchmark Treasury:	2.750% due August 15, 2032
Benchmark Treasury Spot / Yield:	94-06 / 3.447%
Reoffer Yield:	4.667%
Optional Redemption:	Prior to October 15, 2032 (3 months prior to their maturity), based on the Treasury Rate plus 20 basis points, or on or after October 15, 2032, at par.

Use of Proceeds:	The Issuer intends to apply all or a portion of the net proceeds from the offering of the Notes to finance or refinance, in whole or in part, the Eligible Green Project Portfolio (as defined in “Description of Notes” in the preliminary prospectus supplement relating to the Notes). Pending such allocation of the net proceeds to the Eligible Green Project Portfolio, the Issuer may use the amounts received from the Notes to repay indebtedness or for other capital management activities.
CUSIP/ISIN:	74340X BT7 / US74340XBT72
Joint Book-Running Managers:	BofA Securities, Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc. Scotia Capital (USA) Inc.
Senior Co-Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Regions Securities LLC
TD Securities (USA) LLC
Truist Securities, Inc.
Wells Fargo Securities, LLC
Co-Managers:	Academy Securities, Inc.
BBVA Securities Inc.
BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Morgan Stanley & Co. LLC
Samuel A. Ramirez & Company, Inc.
Standard Chartered Bank

* Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, PNC Capital Markets LLC toll free at 1-855-881-0697, SMBC Nikko Securities America, Inc., toll free at 1-888-868–6856 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.